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                                  EXHIBIT (12)
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                                                                    Exhibit (12)
                             CMS ENERGY CORPORATION
           Ratio of Earnings to Fixed Charges and Preferred Securities
                          Dividends and Distributions
                              (Millions of Dollars)



                                                    Three Months
                                                        Ended                      Years Ended December 31 -
                                                    March 31, 2002        2001      2000      1999      1998      1997
----------------------------------------------------------------------------------------------------------------------
                                                                           (b)       (c)                  (d)
Earnings as defined (a)
Consolidated net income                                  $399           $(545)     $  36     $ 277     $ 242     $ 244
Discontinued operations                                     -             185         (3)       14        12        (1)
Income taxes                                              253             (73)        50        63       100       108
Exclude equity basis subsidiaries                         (31)              -       (171)      (84)      (92)      (80)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $xx, $38,
  $48, $41, $29, and $13 million for
  the three months ended March 31, 2002,
  and the years ended December 31, 2001,
  2000, 1999, 1998, and 1997, respectively                175             751        736       594       393       360
                                                         -------------------------------------------------------------
Earnings as defined                                      $796           $ 318      $ 648     $ 864     $ 655     $ 631
                                                         =============================================================
Fixed charges as defined (a)
Interest on long-term debt                               $131           $ 573      $ 591     $ 502     $ 318     $ 273
Estimated interest portion of lease rental                  1               6          7         8         8        10
Other interest charges                                      8              58         38        62        47        49
Preferred securities dividends and
  distributions                                            39             152        147        96        77        67
                                                         -------------------------------------------------------------
Fixed charges as defined                                 $179           $ 789      $ 784     $ 668     $ 450     $ 397
                                                         =============================================================
Ratio of earnings to fixed charges and
 preferred securities dividends and distributions        4.45               -          -      1.29      1.46      1.59
                                                         =============================================================

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2001, fixed charges exceeded earnings by $471 million. Earnings as defined include $704 million of pretax contract losses, asset revaluations and other charges. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been
1.30 excluding these amounts.

(c) For the year ended December 31, 2000, fixed charges exceeded earnings by $136 million. Earnings as defined include a $329 million pretax impairment loss on the Loy Yang investment. The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.25 excluding this amount.

(d) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.